October 10, 2019

Wangchun Ye
Chairman and Chief Executive Officer
OneConnect Financial Technology Co., Ltd.
55F, Ping An Financial Center
No 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People's Republic of China

       Re: OneConnect Financial Technology Co., Ltd.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 30, 2019
           CIK No. 0001780531

Dear Dr. Ye:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Our reference to prior comments is to comments in our
September 16, 2019 letter.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Corporate History and Structure
Contractual Arrangement with Shenzhen CA and Certain of Its Shareholders, page
74

1. We note that View Foundation International Limited, your wholly-owned subsidiary, has a PRC-incorporated subsidiary Zhang Tong Shun Technology Co., Ltd. ("Zhang Tong
       Shun"). We further note that Zhang Tong Shun has entered into contractual arrangements with Shenzhen E-Commerce Safety Certificates Administration Co., Ltd. ("Shenzhen
       CA") and its shareholders that allow View Foundation, through Zhang Tong Shun, to
 Wangchun Ye
OneConnect Financial Technology Co., Ltd.
October 10, 2019
Page 2
       exercise effective control over the business operation of Shenzhen CA and benefit from the relevant economic interests derived from it. Please tell us whether you intend to further summarize these agreements here and file the agreements as exhibits.
Consolidated Statements of Comprehensive Income, page F-3

2. We note your response and revised disclosures to prior comment 10. We continue to believe that your current presentation does not reflect the full cost of earning revenue.
       Please re-evaluate your ability to reliably allocate amortization expense to research and development expenses and cost of revenue, or revise to present expenses by nature on the face of your income statement.
        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameWangchun Ye
                                                    Division of Corporation
Finance
Comapany NameOneConnect Financial Technology Co., Ltd.
                                                    Office of Technology
October 10, 2019 Page 2
cc:       Shuang Zhao, Esq.
FirstName LastName